
February 20, 2013

Via E-mail
Mr. James M. Rutledge
Chief Financial Officer
Clean Harbors, Inc.
42 Longwater Drive
Norwell, Massachusetts 02061

>   **RE: Clean Harbors, Inc.**
>   **Form 10-K for the Year Ended December 31, 2011**
>   **Filed February 29, 2012**
>   **Response dated February 13, 2013**
>   **File No. 1-34223**

Dear Mr. Rutledge:

We have reviewed your response letter dated February 13, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis
Critical Accounting Policies and Estimates
Goodwill, page 32

1. We note your response to comment four in our letter dated January 30, 2012. The quantitative analysis provided for revenue, Adjusted EBITDA, and Adjusted EBITDA margin indicates that the financial trends of the components within your reporting units can be sufficiently varied. These variances indicate that the components may not have similar economic characteristics for purposes of determining whether it is appropriate to aggregate multiple components into a reporting unit pursuant to ASC 350-20-35-35. For example, we note that the Adjusted EBITDA margin for the Technical Services component has been consistently significantly lower than the other large components in the Technical Services reporting unit. In a similar manner, the Adjusted EBITDA margin of the Production Services component in the Oil and Gas Field Services reporting unit and the Adjusted EBITDA

margin of the Camp Manufacturing component in the Lodging reporting unit appear to be consistently significantly lower than the other components in their respective reporting units. Though ASC 350-20-55-6 states that the assessment of whether components have similar economic characteristics should be more qualitative than quantitative, the quantitative analysis should still be part of your total assessment. In this regard, please help us better understand why the apparent differences in the financial trends of your components within reporting units would not be considered to be indications of differences in economic characteristics between each component.

2. Your response to comment four in our letter dated December 21, 2012 included your consideration of whether goodwill is recoverable from the separate operations of each component or from multiple components working in concert pursuant to ASC 350-20-55-7(b). It appears that the operations of certain components were established as a result of an acquisition. For example, you acquired the surface rental operations as a result of your June 2011 Peak acquisition. Please help us better understand how you determined that the goodwill related to these components would not be recoverable from the separate operations of these components.

3. Please tell us the amount of goodwill attributable to the Industrial Services and Lodging reporting units as of December 31, 2011 and September 30, 2012.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief